ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 10, 2014	Renee E. Laws
T +1 617 235 4975
renee.laws@ropesgray.com

VIA EDGAR

Ms. Alison White, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Ms. White:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 30, 2014, relating to AMG Managers Total Return Bond Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

Prospectus

1. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please confirm that the “Other Expenses” line item in the Annual Fund Operating Expenses table includes any estimated expenses associated with short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to any estimated expenses associated with short sales.

2. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please confirm that the “Other Expenses” line item in the Annual Fund Operating Expenses table includes any administrative fees paid by the Fund.

Response: The Trust confirms that the administrative fees paid by the Fund are reflected in the “Other Expenses” line item in the Annual Fund Operating Expenses table.

3. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please disclose whether the Fund has any requirements as to the maturity of the debt instruments in which it invests.

Response: The Trust notes that the Fund does not have any specific maturity requirements apart from its portfolio duration considerations. The Trust further notes that the following sentence with respect to the Fund’s portfolio duration will appear under “Summary of the Fund – Principal Investment Strategies” in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(a) under the 1933 Act (the “Second 485(a) Amendment”), the effectiveness of which the Trust intends to request acceleration: “The average portfolio duration of the Fund, which PIMCO defines as the weighted measure of interest rate sensitivity of a fixed-income security, normally varies within two years (plus or minus) of the duration of the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of December 31, 2014, was 5.31 years.”

4. Comment: Please explain supplementally how derivatives are valued for purposes of the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds.

Response: The Trust confirms that under the Fund’s current investment strategy, derivatives currently are not included in the numerator in assessing compliance with the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds.

5. Comment: The disclosure under “Summary of the Fund – Principal Investment Strategies” indicates that the Fund may invest in securities and instruments that are economically tied to emerging market countries. Please disclose how the Fund will determine whether a country is an emerging market country.

Response: The Trust notes that the Fund’s Subadvisor, PIMCO, determines whether a country is an emerging market country based on a multi-factor analysis. The Trust believes that it is appropriate to include the relevant disclosure in the Fund’s Statement of Additional Information (“SAI”), and will add the following disclosure under “Additional Investment Policies – Emerging Market Securities” in the SAI in the Second 485(a) Amendment:

PIMCO generally considers an instrument to be economically tied to an emerging market country if the security’s “country of exposure” is an emerging market country, as determined by the criteria set forth below. Alternatively, such as when a “country of exposure” is not available or when PIMCO believes the following tests more accurately reflect which country the security is economically tied to, PIMCO may consider an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. A security’s “country of exposure” is determined by PIMCO using certain factors provided by a third-party analytical service provider. The factors are applied in order such that the first factor to result in the assignment of a country determines the “country of exposure.” The factors, listed in the order in which they are applied, are: (i) if an asset-backed or other collateralized security, the country in which the collateral backing the security is located, (ii) if the security is guaranteed by the government of a country (or any political subdivision, agency, authority or instrumentality of such government), the country of the government or instrumentality providing the guarantee, (iii) the “country of risk” of the issuer, (iv) the “country of risk” of the issuer’s ultimate parent, or (v) the country where the issuer is organized or incorporated under the laws thereof. “Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location, (ii) country of primary listing, (iii) sales or revenue attributable to the country, and (iv) reporting currency of the issuer. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In exercising such discretion, PIMCO identifies countries as emerging markets consistent with the strategic objectives of the Fund. For example, the Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

6. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please briefly define duration and clarify that it is a measure of sensitivity to interest rates rather than time.

Response: The Trust will revise the disclosure under “Summary of the Fund – Principal Investment Strategies” in the Second 485(a) Amendment as follows:

The average portfolio duration of the Fund, which PIMCO defines as the weighted measure of interest rate sensitivity of a fixed-income security, normally varies within two years (plus or minus) of the duration of the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of December 31, 2014, was 5.31 years.

7. Comment: Please confirm supplementally that the Fund’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Trust believes that the Fund’s derivatives-related disclosures are consistent with the Staff’s position as set forth in the ICI Letter.

8. Comment: In light of the Federal Reserve Board’s tapering of quantitative easing, the prospect of rising interest rates, and the SEC’s IM Guidance Update 2014-01 (Risk Management in Changing Fixed Income Market Conditions), please consider the adequacy of the Fund’s risk disclosure.

Response: The Trust believes that the Fund’s risk disclosure is adequate in light of the considerations noted above. The Trust will, however, enhance the Fund’s disclosure by adding the following under “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Market Risk” in the Second 485(a) Amendment:

These risks may be heightened for fixed income securities due to the current historically low interest rate environment and relatively high level of government intervention.

9. Comment: Under “Summary of the Fund – Principal Risks – Bank Capital Securities and Trust Preferred Securities Risk,” please briefly describe bank capital securities and trust preferred securities and reflect these instruments in the Fund’s investment strategy disclosure.

Response: The Trust will revise the Fund’s disclosure under “Summary of the Fund – Principal Risks – Bank Capital Securities and Trust Preferred Securities Risk” as follows in the Second 485(a) Amendment:

Bank Capital Securities and Trust Preferred Securities Risk—bank capital securities (securities issued by banks to help fulfill their regulatory capital requirements) and trust preferred securities (securities issued by a trust that is wholly-owned by a financial institution or other corporate entity, typically a bank holding company) have the characteristics of both subordinated debt and preferred stock. The market value of such securities may be more volatile than those of conventional debt securities, and there can be no assurance as to the liquidity of such securities and the ability of holders, such as the Fund, to sell their holdings.

With respect to the Fund’s investment strategy disclosure, the Trust notes that the section “Summary of the Fund – Principal Investment Strategies” discloses that the Fund invests in fixed income securities, and the section “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies” states that fixed income instruments include bank capital securities and trust preferred securities. Therefore, the Trust respectfully submits that the existing principal investment strategies disclosure sufficiently reflects the Fund’s investments in these instruments.

10. Comment: Please add an example that shows the effect of a one percent increase in interest rates on a portfolio with a duration representative of the Fund’s duration. The disclosure may appear after the summary section of the Fund’s prospectus.

Response: The following example of the effect of a one percent change in interest rates is provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of five years would decline by about 5%. If rates decrease by a percentage point, the fund’s share price would rise by about 5%.

The Trust respectfully submits that the existing example is sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

11. Comment: Under “Additional Information About the Funds – Summary of the Funds’ Principal Risks – Management Risk,” please revise the parenthetical that appears beneath the heading to indicate that the risk applies to the Fund.

Response: The Trust will revise the disclosure in the above-referenced section in the Second 485(a) Amendment to clarify that Management Risk applies to the Fund.

12. Comment: In the Shareholder Guide, the Staff notes that “Guarantor Institution” is capitalized but not defined in a footnote to the table regarding how to buy and sell shares. Please consider whether this should be a defined term.

Response: The Trust will revise the Fund’s disclosure in the Shareholder Guide as follows in the Second 485(a) Amendment:

A medallion guarantee is a signature guarantee by a guarantor institution such as a bank, broker-dealer, credit union, national securities exchange, or savings association that is a recognized participant of the Securities Transfer Agents Medallion Program (STAMP) 2000 ~~Guarantor Institution, which is participating in a Signature Guarantee Program recognized by the Securities Transfer Association (STA)~~.

13. Comment: In the Shareholder Guide, with respect to redemptions in-kind, please add disclosure that securities received in kind remain at the risk of the market until they are sold and may incur brokerage fees. In addition, if the Fund may make redemptions in-kind with illiquid securities, please disclose that such securities may not be sellable.

Response: The Trust notes that the SAI contains additional information regarding the Fund’s policies with respect to redemptions in-kind. The Trust will revise the Fund’s SAI disclosure under “Purchase, Redemption and Pricing of Shares – Redeeming Shares” as follows in the Second 485(a) Amendment:

If shares are redeemed in kind, the redeeming shareholder might incur transaction costs in converting the assets to cash and the assets will be subject to market and other risks until they are sold.

In addition, the Trust confirms that the Fund does not currently make redemptions in-kind with illiquid securities.

Statement of Additional Information

14. Comment: In the explanatory note that follows the Fund’s fundamental investment restrictions under “Additional Investment Policies – Fundamental Investment Restrictions,” please clarify that the Fund’s 15% limit on investments in illiquid securities will not be measured only at the time of investment.

Response: The Trust respectfully submits that the disclosures related to illiquid securities in the SAI are adequate under the requirements of Form N-1A and consistent with SEC guidance on ownership of illiquid securities. The Trust recognizes that the SEC expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. In response to the Staff’s comment, the Trust will add the below clarifying language as the fourth sentence under “Additional Investment Policies – Illiquid Securities, Private Placements and Certain Unregistered Securities”:

If the Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Michael Ponder, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Maureen A. Meredith, Esq.